Exhibit 99.4

Hello Everyone,

My name is Eli from the Product team here at Masterworks.

We are thrilled to bring you xUxnxtxixtxlxexdx (2008) by the acclaimed artist, Gunther Forg.

Günther Förg was a prolific post-war German artist who critically considered the boundaries of Modernism in his painting, sculpture, and photography.

The Artwork is a large-scale Spot Painting, which features a variety of short, sketchy brushstrokes evenly distributed across the white background of a vertical canvas. The palette comprises predominantly muted shades of green and also includes brown, purple, blue, and pink. The organic spots reveal the variety of paint brushes and pigments used through their variety in shape, size, chroma and opacity.

So why do we like this painting? Three things:

One: Between December 1999 and June 2023, Forg has a Sharpe Ratio of 1.09, which outperforms both the S&P 500 and the entire Art Market over the same time period.

Two: We believe this work has high upside potential with an attractive historical price appreciation for similar works of 28.2% from October 2010, to October 2023.

Three: Auction records for Spot Paintings similar in scale and style are led by Sans Titre, another Spot Painting, which sold for about $1.2M at Christie’s Paris in June 2021, followed by Ohne Titel, which sold for about $1.2M at Phillips London in March 2022, and Untitled, which sold for about $945K at Sotheby’s New York in September 2022.

Thank you so much for joining us, and we are excited to bring you to this beautiful work by Gunther Forg.